UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NUMBER TWO

TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

China Direct Trading Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

16938E 10 2

(CUSIP Number)

Howard Ullman, Chief Executive Officer and President

China Direct Trading Corporation

10400 Griffin Road, Suite 109

Cooper City, Florida 33328

(954) 252-3440

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and

for any subsequent	amendment	containing	information which would alter

disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of

1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes.)

CUSIP No.: 16938E 10 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only).

Howard Ullman, the Chief Executive Officer, Chairman of the Board, President and

principal beneficial owner of the shares of Common Stock, $0.0001 par value, of the Issuer.

2. Check the Appropriate Box if a Member of a Group (See Instructions): (a)__

(b)__

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable.

5. Check [___] if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.	Sole Voting Power:	283,849,711	(Common Stock,
$0.0001 par value).

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 283,849,711 shares of Common
Stock, $0.0001 par value.

10.	Shared Dispositive Power: None

11.	Aggregate	Amount	Beneficially	Owned	by Each
Reporting Person:

12.	Check [__] if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11):
51% (Common Stock, $0.0001 par value).

14.	Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number Two, relates to shares of the common stock of

China Direct Trading Corporation, (the “Issuer”) a Florida corporation (formerly known as “CBQ, Inc.”). The principal executive offices of the Company are located at 10400 Griffin Road, Suite 109, Cooper City, Florida 33328.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number Two, is being filed by Howard Ullman (the

“Reporting Person”). The Reporting Person is the Chairman of the Board, Chief

Executive Officer, President and principal beneficial owner of the issuer’s common stock. He is also the chairman of the board, the chief executive officer and president of Souvenir Direct, Inc., a Florida corporation and a wholly-owned subsidiary of the Issuer as well as the senior executive of Overseas Building

Supplies, L.L.C., a Florida limited liability company and a wholly-owned subsidiary of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable

ITEM 4. PURPOSE OF TRANSACTION

By Amendment One to the Schedule 13D, as filed on September 13, 2006 with the Commission, reported that the Reporting Person would exchange 20 million of his shares of China Direct Trading Corporation (CHDT) Common Stock, $0.0001 par value per share, for 20 million shares of a newly-created class of CHDT Series H Preferred Stock, $0.0001 par value. The Company has notified the Reporting Person late on September 15, 2006, that the Company is not authorizing any new class of preferred stock for the surrender of the 20 million shares of Common Stock. The previous report on the Schedule 13D Amendment One of the issuance of a new series of “H” preferred stock was the result of an apparent confusion at a recent board meeting of the Issuer over whether existing series of preferred or a new series would be issued. The Issuer’s Board of Directors approved the issuance of 300,030 existing Series B Preferred Stock, $0.10 par value, in exchange of 20 million shares of the Reporting Person’s Common Stock. No new series of preferred stock will or has been authorized and issued in connection with the Reporting Person’s surrender of the 20 million shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. As a result of the transaction referenced in Item 4, the Reporting Person’s beneficial ownership of the common stock of the Issuer has been decreased to 283,849,711 shares, representing 51% of the Issuer’s 553,706,749 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D, Amendment Number Two.

b. No issuance of Series H Preferred Stock occurred in connection with the proposed issuance previously disclosed in Schedule 13D, Amendment One, by the Reporting Person. 300,030 shares of the Issuer’s existing Series B Preferred Stock, $0.10 par value, shall be issued in return for the surrender of the 20 million shares of Common Stock. The 300,030 shares of Series B Preferred Stock could be converted by the Holder in the future for 20 million shares of Common Stock, subject to availability of authorized shares of Common Stock. The Reporting Person has no intent to convert any of the 300,030 shares of the Series B Preferred Stock in the foreseeable future. With the issuance of the 300,030 shares of Series B Preferred Stock, the Reporting Person will own 687,030 shares of the Series B Preferred Stock, which constitutes 72% of the issued and outstanding shares.

c. Not applicable.

d. Not applicable.

e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO

SECURITIES OF THE ISSUER

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

/s/ Howard Ullman

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman

-----------------

Howard Ullman

Dated: September 18, 2006